UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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FORM 8-K

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CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): October 15, 2013

ASHLAND INC.
(Exact name of registrant as specified in its charter)

Kentucky
(State or other jurisdiction of incorporation)

1-32532   20-0865835
(Commission File Number)   (I.R.S. Employer Identification No.)

**50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391
Registrant's telephone number, including area code (859) 815-3333**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On October 15, 2013, Ashland Inc. announced that it is realigning senior leadership within two commercial units as part of an ongoing commitment to unlock new value and growth opportunities within its global specialty chemicals businesses.

Effective immediately, John E. Panichella, 54, Ashland senior vice president, has been named president of Ashland Water Technologies and Luis Fernandez-Moreno, 51, has been appointed senior vice president of Ashland and president of Ashland Specialty Ingredients. Mr. Panichella has served as president of Ashland Specialty Ingredients for the past two years and as group operating officer responsible for Ashland Water Technologies since last November. Mr. Fernandez-Moreno has served as vice president of Ashland and president of Ashland Water Technologies since last November.

The realignment is discussed in more detail in the news release attached hereto as Exhibit 99.1, which is incorporated by reference into this Item 5.02.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "may," "will," "should" and "intends" and the negatives of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), the potential strategic transaction involving Ashland Water Technologies and the potential sale of the elastomers business (including, in each case, the possibility that a transaction may not occur or that, if a transaction does occur, Ashland may not realize the anticipated benefits from such transaction), Ashland's ability to generate sufficient cash to finance its stock repurchase plans, severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website at www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this Current Report on Form 8-K or otherwise except as required by securities or other applicable law.

Item 9.01. Financial Statements and Exhibits

(d)   Exhibits

99.1   News Release dated October 15, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


ASHLAND INC.

(Registrant)


October 15, 2013

/s/ J. Kevin Willis

J. Kevin Willis
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

99.1   News Release dated October 15, 2013.

EXHIBIT 99.1

News Release

October 15, 2013

Ashland Inc. realigns senior leadership roles within two commercial units
John Panichella to lead Ashland Water Technologies and Luis Fernandez-Moreno assumes helm at Ashland Specialty Ingredients

Covington, Ky. – Ashland Inc. (NYSE: ASH) today announced that it is realigning senior leadership within two commercial units as part of an ongoing commitment to unlock new value and growth opportunities within its global specialty chemicals businesses. Both moves are effective immediately.

The company said John E. Panichella, 54, Ashland senior vice president, has been named president of Ashland Water Technologies, the $1.7 billion unit serving customers in the pulp and paper and industrial water markets. For the past two years, he had served as president of Ashland Specialty Ingredients. In his new role, Panichella will be responsible for driving sustained growth and financial improvement within Water Technologies, which has benefitted in the past year from a new strategic plan and a sharpened focus on customers. He oversaw that improvement as group operating officer, with Water Technologies' leadership team reporting in to him.

Panichella has significant leadership experience in the global water industry, having spent 25 years with General Electric and BetzDearborn, where he served in numerous management positions, including business development, operations management, sales and marketing, and strategic development. His last position at General Electric Water and Process Technologies was vice president and general manager of the Americas business. Before joining General Electric, he served as vice president of the Global Hydrocarbon Processing unit of BetzDearborn.

In addition, the company said Luis Fernandez-Moreno, 51, has been appointed senior vice president of Ashland and president of Ashland Specialty Ingredients, a $2.8 billion global leader in water-soluble and film-forming polymers. Since joining Ashland last November as president of Water Technologies, Fernandez-Moreno has been instrumental in revitalizing that commercial unit. Under his leadership, Water Technologies has simplified the business, focused on key growth opportunities and delivered better service and value for customers. In his new role, Fernandez-Moreno will report to James J. O'Brien, Ashland chairman and chief executive officer.

Fernandez-Moreno brings 30 years of specialty chemicals experience to his new role. Prior to joining Ashland in 2012, Fernandez-Moreno served as executive vice president of Arch Chemicals, Inc., which had annual sales of approximately $1.4 billion prior to its acquisition by Lonza Group Ltd., a leading supplier to the life sciences industry, in October 2011. Before that, he served as business group vice president, Dow Coating Materials, a $3 billion unit that was formed after Dow Chemical Co. (NYSE: DOW) acquired Rohm & Haas Co. in 2009. Fernandez-Moreno previously spent more than 25 years with Rohm & Haas in a series of leadership roles spanning across Europe, Latin America and the United States. The businesses he directed ranged from paint and coating materials to plastic additives and printing technologies.

"We are fortunate to have two proven leaders with extensive global experience in both specialty chemicals and water markets," said O'Brien. "Each brings unique strengths and talents to his new role. Throughout his career, Luis has proven adept at driving profitable growth and execution across global business lines. He tackled a difficult assignment within Water, delivering markedly improved results in a very short period despite tough competition and uncertain economic conditions. John has keen business insights and a deep understanding of the specialty papermaking and industrial water industries. He knows the challenges and opportunities that lay ahead as we continue evaluating the possible sale of that commercial unit. We believe that moving Luis and John into these new roles will help maximize growth opportunities for Ashland by enabling each of them to capitalize on what they know best."

In late July, Ashland announced that it would evaluate strategic options for Water Technologies, including the possible sale of the commercial unit. The company is continuing that review process, with the assistance of Citi.

About Ashland Inc.
In more than 100 countries, the people of Ashland Inc. (NYSE: ASH) provide the specialty chemicals, technologies and insights

to help customers create new and improved products for today and sustainable solutions for tomorrow. Our chemistry is at work every day in a wide variety of markets and applications, including architectural coatings, automotive, construction, energy, food and beverage, personal care, pharmaceutical, tissue and towel, and water treatment. Visit ashland.com to see the innovations we offer through our four commercial units – Ashland Specialty Ingredients, Ashland Water Technologies, Ashland Performance Materials and Ashland Consumer Markets.

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Forward-Looking Statements
This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Ashland has identified some of these forward-looking statements with words such as "anticipates," "believes," "expects," "estimates," "may," "will," "should" and "intends" and the negatives of these words or other comparable terminology. In addition, Ashland may from time to time make forward-looking statements in its filings with the Securities and Exchange Commission (SEC), news releases and other written and oral communications. These forward-looking statements are based on Ashland's expectations and assumptions, as of the date such statements are made, regarding Ashland's future operating performance and financial condition, the economy and other future events or circumstances. Ashland's expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: Ashland's substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland's future cash flows, results of operations, financial condition and its ability to repay debt), the potential strategic transaction involving Ashland Water Technologies and the potential sale of the elastomers business (including, in each case, the possibility that a transaction may not occur or that, if a transaction does occur, Ashland may not realize the anticipated benefits from such transaction), Ashland's ability to generate sufficient cash to finance its stock repurchase plans, severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland's website at http://investor.ashland.com or on the SEC's website www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Ashland undertakes no obligation to subsequently update any forward-looking statements made in this news release or otherwise except as required by securities or other applicable law.

C-ASH

FOR FURTHER INFORMATION:

Investor Relations:
Jason Thompson
+1 (859) 815-4454
jlthompson@ashland.com

Media Relations:
Gary Rhodes
+1 (859) 815-3047
glrhodes@ashland.com